UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,
55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On February 18, 2026, VCI Global Limited (the “Company”) announced that its blockchain infrastructure arm, Smart Bridge Technologies Limited (“Smart Bridge”) had entered into a definitive partnership agreement (the “Agreement”) with Mezzofy Holding Limited (“Mezzofy”), an enterprise digital voucher solutions provider serving multinational corporations and Fortune 500 brands, to establish a Real-World Asset (RWA) Digital Coupon Exchange.

Under the Agreement, Smart Bridge and Mezzofy will jointly establish a partnership through the establishment of a legal entity (“Partnership Entity”) to develop, launch, and operate a blockchain-enabled exchange focused on tokenized digital coupons and vouchers. Smart Bridge will retain 51% of the equity ownership of the Partnership Entity and lead regulatory structuring, settlement infrastructure development, and ecosystem integration, while Mezzofy will retain the remaining 49% of the ownership, and will contribute its enterprise merchant network, tokenization expertise, and exchange technology stack.

The Agreement has an initial term of one year from the date of execution. If the Partnership Entity is established within such one-year period, the Agreement will remain in effect for so long as the Partnership Entity continues to exist. Prior to the establishment of the Partnership Entity, either party may terminate the Agreement upon 60 days’ prior written notice. The Agreement also contains customary provisions relating to confidentiality, intellectual property ownership, governance matters and termination upon material breach.

The Agreement does not require Smart Bridge to make any immediate capital contribution and does not guarantee the formation of the Partnership Entity. The parties’ future collaboration, including any equity structure, funding commitments, or operational arrangements, will be subject to definitive documentation and applicable approvals.

The foregoing descriptions of the Agreement are only summaries and are qualified in their entirety by reference to the complete text of the form of Agreement, a copy of which is attached as Exhibit 10.1 to this Report on Form 6-K and are incorporated by reference herein.

A copy of the press release announcing the event is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit Number	Description
10.1	Form of Partnership Agreement between Smart Bridge Technologies Limited and Mezzofy Holding Limited
99.1	Press Release issued by VCI Global Limited on February 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 18, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

2